Filed Pursuant to Rule 433
Registration No. 333-202524
June 1, 2016
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015,
Equity Index Underlying Supplement dated March 5, 2015 and
ETF Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Autocallable Barrier Notes with Contingent Return

▶ Autocallable Barrier Notes with Contingent Return linked to the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF

▶ 4-year term

▶ Contingent payment of 10.00% payable at maturity if the closing value of the Least Performing Underlying on the Final Valuation Date is less than its Initial Value but greater than or equal to 60% of its Initial Value

▶ If the Notes are not called, full exposure to declines in the Least Performing Underlying if its return is less than -40%

▶ Callable annually on or after June 21, 2017 at par plus the applicable Call Premium if the closing value of each Underlying is at or above its Initial Value

▶ Call premium of [13.00% - 18.00%] per annum (to be determined on the pricing date)

▶ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Barrier Notes with Contingent Return (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-1 of the accompanying prospectus supplement, page S-2 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $900 and $950 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000	$21.50	$978.50
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.15% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

HSBC

HSBC USA Inc.

4-Year Autocallable Barrier Notes with Contingent Return
Linked to the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF

Indicative Terms*

Principal Amount	$1,000 per Note
Term	4 years
Reference Asset	Composed of the S&P 500® Index ("SPX") and the SPDR® S&P® Oil & Gas Exploration & Production ETF ("XOP") (each, an "Underlying" and together the "Underlyings").
Call Feature	The Notes will be automatically called if the Official Closing Value of each Underlying is at or above its Initial Value on any Observation Date on or after June 21, 2017.** In such a case, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the Call Premium payable on the corresponding Call Payment Date.**
Call Premium	[13.00% - 18.00%] per annum. [13.00% - 18.00%] if called on the first Observation Date, [26.00% to 36.00%] if called on the second Observation Date, [39.00% to 54.00%] if called on the third Observation Date and [52.00% to 72.00%] if called on the fourth Observation Date (the "Final Valuation Date") (each to be determined on the Pricing Date).
Contingent Return Payment	10.00%, payable at maturity if the Notes are not called and the Final Return of the Least Performing Underlying is greater than or equal to -40%.
Trigger Value	For each Underlying, 60% of its Initial Value
Payment at Maturity per Note	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ▶ **If the Final Return of the Least Performing Underlying is less than 0% but greater than or equal to -40%**: $1,000 + the Contingent Return Payment. ▶ **If the Final Return of the Least Performing Underlying is less than -40%**: $1,000 + ($1,000 × Final Return of the Least Performing Underlying). If the Final Value of the Least Performing Underlying is less than the Trigger Value, you may lose up to 100% of the Principal Amount.
Final Return	For each Underlying: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Least Performing Underlying	The Underlying with the lowest Final Return.
Trade Date and Pricing Date	June 17, 2016
Original Issue Date:	June 24, 2016
Final Valuation Date:	June 19, 2020
Maturity Date	June 24, 2020
CUSIP / ISIN	40433UND4 / US40433UND45

* As more fully described beginning on page FWP-3.
** See page FWP-4 for Observation Dates and Call Payment Dates.

The Notes

The Notes may be suitable for investors who believe that the value of each Underlying will not decrease significantly over the term of the Notes.

If both of the Underlyings are at or above their respective Initial Values on any Observation Date beginning in June 2017, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the applicable Call Premium on the corresponding Call Payment Date.

If the Notes are not automatically called and the Final Value of the Least Performing Underlying is less than its Initial Value but greater than or equal to its Trigger Value, you will receive a Payment at Maturity equal to the Principal Amount of the Notes plus the Contingent Return Payment.

If the Notes are not automatically called and the Final Value of the Least Performing Underlying is less than its Trigger Value, you will lose 1% of your principal for every 1% decline in value of the Least Performing Underlying.

The offering period for the Notes is through **June 17, 2016**



HSBC USA Inc.
4-Year Autocallable Barrier Notes with Contingent Return



This free writing prospectus relates to a single offering of Autocallable Barrier Notes with Contingent Return. The offering will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Index ("SPX") and the SPDR® S&P® Oil & Gas Exploration & Production ETF ("XOP") (each, an "Underlying" and together, the "Underlyings").
Trade Date:	June 17, 2016
Pricing Date:	June 17, 2016
Original Issue Date:	June 24, 2016
Interest Payments:	None
Final Valuation Date:	June 19, 2020, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be June 24, 2020. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Call Feature:	We will automatically call the Notes if the Official Closing Value of each Underlying is at or above its Initial Value on any Observation Date. If the Notes are automatically called, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date.
Call Premium:	[13.00% - 18.00%] per annum. [13.00% - 18.00%] if called on the first Observation Date, [26.00% to 36.00%] if called on the second Observation Date, [39.00% to 54.00%] if called on the third Observation Date and [52.00% to 72.00%] if called on the fourth Observation Date (the "Final Valuation Date") (each to be determined on the Pricing Date).
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:

▸ **If the Final Return of the Least Performing Underlying is less than 0% but greater than or equal to -40%**:

$1,000 + the Contingent Return Payment.

▸ **If the Final Return of the Least Performing Underlying is less than -40%**:

$1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Final Value of the Least Performing Underlying is less than its Trigger Value, you may lose up to 100% of the Principal Amount.

Trigger Value:	For each Underlying, 60% of the Initial Value of that Underlying.
Least Performing Underlying:	The Underlying with the lowest Final Return.
Observation Dates:	June 21, 2017, June 20, 2018, June 19, 2019 and June 19, 2020 (the Final Valuation Date). The Observation Dates are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Call Payment Dates:	June 26, 2017, June 25, 2018, June 24, 2019 and June 24, 2020 (the Maturity Date)]. The Call Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Contingent Return Payment (payable at maturity):	10.00%, payable at maturity if the Notes are not called and the Final Return of the Least Performing Underlying is greater than or equal to -40%.
Final Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Initial Value:	With respect to each Underlying, its Official Closing Value on the Pricing Date.
Final Value:	With respect to the SPX, its Official Closing Value on the Final Valuation Date. With respect to the XOP, its Official Closing Value on the Final Valuation Date, subject to adjustment by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
Official Closing Value:	The closing level or closing price, as applicable, of the relevant Underlying on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>" and with respect to the XOP, "XOP UP <EQUITY>") or, for each Underlying, any successor page on the Bloomberg Professional® service or any successor service, as applicable.
CUSIP / ISIN:	40433UND4 / US40433UND45
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any Underlying or any component security included in either Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015, the Equity Index Underlying Supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, beginning on page S-1 of the prospectus supplement, beginning on page S-2 of the Equity Index Underlying Supplement and beginning on page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm
▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm
▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Value of each Underlying is at or above its Initial Value on any Observation Date. If the Notes are automatically called, investors will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount, together with the applicable Call Premium.

Contingent Return Payment

We will pay the Contingent Return Payment on the Maturity Date if the Notes are not called and the Official Closing Value of each Underlying on the Final Valuation Date is less than its Initial Value but equal to or greater than its Trigger Value.

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value determined as follows:

▸ **If the Final Return of the Least Performing Underlying is less than 0% but greater than or equal to -40%**:

$1,000 + the Contingent Return Payment.

▸ **If the Final Return of the Least Performing Underlying is less than -40%**:

$1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Final Value of the Least Performing Underlying is less than the Trigger Value, you may lose up to 100% of the Principal Amount.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor and Reference Issuer

With respect to the SPX, S&P Dow Jones Indices LLC, a part of McGraw-Hill Financial, is the reference sponsor. With respect to the XOP, SSgA Funds Management, Inc. is the reference issuer.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Official Closing Value of each of the Underlyings will be equal to or greater than its Initial Value on one or more of the Observation Dates.

▶ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are willing to hold Notes that will be automatically called on any Observation Date on or after June 21, 2017 on which the Official Closing Value of each Underlying is at or above its Initial Value.

▶ You are willing to be exposed to the possibility of early redemption.

▶ You are willing to invest in a security in which the maximum return is limited to the Call Premium.

▶ You are willing to hold the Notes to maturity.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the relevant Underlying, or the Underlying itself, as applicable.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Official Closing Value of one or both of the Underlyings will be less than its Initial Value on each of the Observation Dates, and below its Trigger Value on the Final Valuation Date.

▶ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Observation Date on or after June 21, 2017 on which the Official Closing Value of each Underlying is at or above its Initial Value, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You are unwilling to be exposed to the possibility of early redemption.

▶ You are unwilling to invest in a security in which the maximum return is limited to the Call Premium.

▶ You prefer to receive guaranteed periodic interest payments on the Notes.

▶ You seek an investment for which there will be an active secondary market.

▶ You are not willing to forgo dividends or other distributions paid to holders of the stocks comprising the relevant Underlying, or the Underlying itself, as applicable.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement, beginning on page S-2 of the accompanying Equity Index Underlying Supplement and beginning on page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising or held by either Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement; and

▶ "— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Final Value of the Least Performing Underlying is less than its Trigger Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Return of the Least Performing Underlying is less than its Initial Value. You may lose up to 100% of your investment at maturity.

You may not receive the Call Premium or the Contingent Return Payment.

The Notes may not be automatically called, and you may not receive the Contingent Return Payment. If the Official Closing Value of either Underlying on the Final Valuation Date is less than its Trigger Value, we will not pay you the Contingent Return Payment at maturity. If, on the Final Valuation Date, the Official Closing Value of either Underlying is less than its Trigger Value, you will not receive a positive return on the Notes, and you will lose some or all of your principal amount.

Your return on the Notes is limited to the principal amount plus the Call Premium, if any, regardless of any appreciation in the value of the Reference Asset.

If the Notes are called, for each $1,000 in principal amount, you will receive $1,000 at maturity plus the Call Premium, regardless of any appreciation in the value of either Underlying, which may be significant. Accordingly, an investment in the Notes may have a lower return than an investment in the securities included in one or both of the Underlyings.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the Contingent Return Payment and Call Premium and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If the Notes are not called, your return will be based on the Final Return of the Least Performing Underlying.

If the Notes are not automatically called, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose all or some of the Principal Amount investment if the Final Value of the Least Performing Underlying is less than its Trigger Value, even if there is an increase in the value of the other Underlying. This could be the case even if the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of the Underlyings to the same degree for each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period could be as little as 1 year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date may be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 9 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Values of the Underlyings on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. If the Notes are not called, even if the value of the Least Performing Underlying is greater than or equal to its Initial Value during the term of the Notes other than on the Observation Dates but then decreases on each Observation Date to a value that is less than its Initial Value, the return on the Notes may be less, and possibly significantly less, than it would have been had the Notes had been called. Similarly, even if the value of each Underlying is greater than or equal to its Trigger Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Trigger Value, the Contingent Return Payment will not be payable on the Maturity Date and the Payment at Maturity will be less, and possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective values on the Observation Dates, whether the Notes will be automatically called and whether the Payment at Maturity will include the Contingent Return Payment will be based solely on the Official Closing Values of the Underlyings on the applicable Observation Dates.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Risks associated with the oil and gas exploration and production sector.

All of the stocks held by the XOP are issued by companies in the oil and gas exploration and production sector. As a result, the stocks that will determine the performance of the XOP are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the stocks held by the XOP, the return on the Notes will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production sector.

In addition, the stocks of companies in the oil and gas sector are subject to swift price fluctuations. The issuers of the stocks held by the XOP develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the prices of the stocks held by the XOP, the market price of the XOP, and the value of the Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of either Underlying from its Initial Value. We cannot predict the Official Closing Value of either Underlying on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes.

The table and examples below illustrate how the Contingent Return Payment and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical Underlying performances. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Hypothetical Initial Value: As set forth in the tables below.

▸ Trigger Value: 60% of the Initial Value of each Underlying

▸ Call Premium: 15.50% if called on the first Observation Date, 31.00% if called on the second Observation Date, 46.50% if called on the third Observation Date and 62.00% if called on the fourth Observation Date (the midpoints of the ranges set forth above).

▸ Contingent Return Payment: 10.00%, payable at maturity if applicable.

If the Official Closing Value of each Underlying the Final Valuation Date is less than its Initial Value but greater than or equal to its Trigger Value, the Contingent Return Payment will be paid and will equal $100 per $1,000 Principal Amount of the Notes.

	Notes Are Called on the Second Observation Date		Notes Are Called on the Fourth Observation Date (the Final Valuation Date)		Notes Are Not Called on Any Observation Date			
	Example 1		Example 2		Example 3		Example 4	
	SPX	XOP	SPX	XOP	SPX	XOP	SPX	XOP
Initial Value	100	$100	100	$100	100	$100	100	$100
Trigger Value	60	$60	60	$60	60	$60	60	$60
Official Closing Values / Percentage Changes on the First Observation Date	105/ 5%	$95/ -5%	98/ -2%	$95/ -5%	80/ -20%	$80/ -20%	80/ -20%	$80/ -20%
Official Closing Values / Percentage Changes on the Second Observation Date	120/ 20%	$110/ 10%	105/ 5%	$92/ -8%	75/ -25%	$75/ -25%	75/ -25%	$75/ -25%
Official Closing Values / Percentage Changes on the Third Observation Date	N/A	N/A	115/ 15%	$99/ -1%	65/ -35%	$85/ -15%	90/ -10%	$60/ -40%
Official Closing Values / Percentage Changes on the Final Valuation Date	N/A	N/A	110/ 10%	$115/ 15%	90/ -10%	$80/ -20%	105/ 5%	$50/ -50%
Call Premium or Contingent Return Payment	$310.00 (Call Premium)		$620.00 (Call Premium)		$100.00 (Contingent Return Payment)		N/A	
Total Payment	$1,310.00 (upon automatic call)		$1,620.00 (upon automatic call)		$1,100.00 (at maturity)		$500 (at maturity)	
Return of the Notes	31.00%		62.00%		10.00%		-50.00%	

Example 1—**The Official Closing Value of each Underlying on the second Observation Date is greater than or equal to its Initial Value, but not on the first Observation Date.**

Because the Official Closing Value of each Underlying on the second Observation Date is at or above its Initial Value, the Notes will be called and you will receive $1,310.00 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 31.00% return on the Notes.

Example 2—**The Official Closing Value of each Underlying on the fourth Observation Date (the Final Valuation Date) is greater than or equal to its Initial Value, but not on any previous Observation Dates.**

Because the Official Closing Value of each Underlying on the fourth Observation Date is at or above its Initial Value, the Notes will be called and you will receive $1,620.00 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 62.00% return on the Notes.

Example 3—**The Notes are not called and the Final Value of the Least Performing Underlying is greater than or equal to its Trigger Value.**

Because the Final Value of the Least Performing Underlying is greater than or equal to the Trigger Value, you will receive $1,100.00 per Note, reflecting the Principal Amount plus the Contingent Return Payment, resulting in a 10.00% return on the Notes.

Example 4—**The Notes are not called and the Final Value of the Least Performing Underlying is less than its Trigger Value.**

Because the Final Value of the Least Performing Underlying is less than its Trigger Value, you will receive $500.00 per $1,000 in Principal Amount, calculated as follows:

$$Payment\ at\ Maturity = \$1,000 + (\$1,000 \times -50.00\%) = \$500.00$$

resulting in a -50.00% return on the Notes.

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Trigger Value, you will be exposed to any decrease in the value of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of April 29, 2016 were: Information Technology, Financials, Health Care, Consumer Discretionary, and Consumer Staples.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 2, 2008 through May 31, 2016. The closing level for the SPX on May 31, 2016 was 2,096.96. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



Description of the XOP

The SPDR® S&P® Oil & Gas Exploration & Production ETF (the "XOP") is an investment portfolio maintained and managed by SSgA Funds Management, Inc. ("SSFM"). The XOP trades on the NYSE Arca under the ticker symbol "XOP." The inception date of the SPDR® S&P Oil & Gas Exploration and Production ETF is June 19, 2006. Prior to January 8, 2007, the XOP was known as the SPDR® Oil & Gas Exploration & Production ETF.

Information provided to or filed with the SEC by the SPDR® Series Trust under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC's website at http://www.sec.gov. Additional information about SSFM and the XOP may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The XOP seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Oil & Gas Exploration & Production Select Industry® Index. The underlying index represents the oil and gas exploration and production sub-industry portion of the S&P Total Market Index ("S&P TMI"), an index that measures the performance of the U.S. equity market. The XOP is composed of companies that are in the oil and gas sector exploration and production. As of December 31, 2015, there were 60 oil and gas exploration and production sector companies included in the XOP. As of December 31, 2015, no single company represented more than 2.40% of the XOP's holdings.

The XOP utilizes a "replication" investment approach in attempting to track the performance of the underlying index. The XOP typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. XOP will normally invest at least 80% of its total assets in common stocks that comprise the underlying index.

The information above was compiled from the SPDR® website. We have not independently investigated the accuracy of that information. Information contained in the SPDR® website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index

We have derived all information contained in this document regarding the underlying index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, SSFM.

The underlying index is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the oil and gas exploration and production sub-industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI, must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

1. float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

2. float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include:

Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

Information as of market close on May 31, 2016:

Bloomberg Ticker Symbol: XOP

Current Share Closing Price: $35.52

Historical Information

The following graph sets forth the historical performance of XOP based on the daily historical closing prices from January 1, 2008 through May 31, 2016. We obtained the closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical prices of XOP should not be taken as an indication of future performance, and no assurance can be given as to its price on the Final Valuation Date.

Historical Performance of the Underlying Shares – Daily Closing Prices
January 1, 2008 to May 31, 2016



The following table sets forth the quarterly high, low, and closing prices of the underlying shares for each calendar quarter in the period from January 1, 2008 through May 31, 2016. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of underlying shares should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2008	3/31/2008	$55.97	$42.35	$53.73
4/1/2008	6/30/2008	$71.61	$53.24	$70.15
7/1/2008	9/30/2008	$73.04	$40.88	$44.83
10/1/2008	12/31/2008	$44.27	$22.89	$29.64
1/1/2009	3/31/2009	$34.62	$23.02	$26.60
4/1/2009	6/30/2009	$38.88	$26.22	$31.72
7/1/2009	9/30/2009	$40.22	$27.91	$38.62
10/1/2009	12/31/2009	$44.17	$36.18	$41.21
1/1/2010	3/31/2010	$44.62	$38.16	$42.13
4/1/2010	6/30/2010	$45.94	$37.02	$38.99
7/1/2010	9/30/2010	$42.96	$37.44	$42.26
10/1/2010	12/31/2010	$53.07	$41.94	$52.69
1/1/2011	3/31/2011	$65.04	$52.25	$64.50
4/1/2011	6/30/2011	$65.76	$53.97	$58.78
7/1/2011	9/30/2011	$65.58	$42.80	$42.80
10/1/2011	12/31/2011	$57.67	$37.68	$52.69
1/1/2012	3/31/2012	$61.81	$52.25	$56.91
4/1/2012	6/30/2012	$58.29	$44.24	$50.40
7/1/2012	9/30/2012	$59.79	$47.94	$55.69
10/1/2012	12/31/2012	$57.47	$50.05	$54.07
1/1/2013	3/31/2013	$62.66	$54.38	$60.49
4/1/2013	6/30/2013	$63.30	$54.05	$58.18
7/1/2013	9/30/2013	$66.80	$58.29	$65.89
10/1/2013	12/31/2013	$73.74	$64.27	$68.53
1/1/2014	3/31/2014	$72.35	$63.68	$71.83
4/1/2014	6/30/2014	$84.04	$70.72	$82.28
7/1/2014	9/30/2014	$82.67	$68.26	$68.83
10/1/2014	12/31/2014	$69.68	$42.04	$47.86
1/1/2015	3/31/2015	$54.20	$41.63	$51.66
4/1/2015	6/30/2015	$56.18	$46.21	$46.66
7/1/2015	9/30/2015	$46.80	$31.65	$32.84
10/1/2015	12/31/2015	$40.53	$28.64	$30.22
1/1/2016	3/31/2016	$30.96	$23.60	$30.35
4/1/2016	5/31/2016*	$36.96	$29.23	$35.52

* This document includes information for the second calendar quarter of 2016 for the period from April 1, 2016 through May 31, 2016. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2016.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus, except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date and final Observation Date for purposes of determining the payment on the Notes, and the accelerated maturity date will be the third business day after the accelerated Final Valuation Date. If the Notes are subject to an automatic call, the Call Premium will be pro-rated based upon the amount of time that the Notes are outstanding. If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.15% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than three business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intent to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the XOP (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, call, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, call, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note and attributable to the Underlying Shares over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Note for an amount equal to the "issue price" of the Note allocable to the Underlying Shares and, upon the date of sale, call, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of a Note after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether an Underlying or any of the entities whose stock is included in, or owned by, an Underlying, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If an Underlying or one or more of the entities whose stock is included in, or owned by, an Underlying, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and the entities whose stock is included in, or owned by the Underlyings, as the case may be, and consult your tax advisor regarding the possible consequences to you if an Underlying or one or more of the entities whose stock is included in, or owned by, an Underlying, as the case may be, is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Autocallable Barrier Notes with Contingent Return

June 1, 2016

FREE WRITING PROSPECTUS